United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2018

Vale S.A.

Praia de Botafogo 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

X

PressRelease Vale announces early tender results and early settlement of cash tender offers Rio de Janeiro, Brazil – November 27, 2018 – Vale S.A. (“Vale”) and its wholly owned subsidiary, Vale Overseas Limited (“Vale Overseas,” and together with Vale, the “Offerors”), announce the early results of their previously announced offers to purchase for cash (the “Offers”) up to a maximum aggregate principal amount of US$1,000,000,000 of Vale Overseas’ 4.375% Guaranteed Notes due 2022 (CUSIP: 91911TAM5 / ISIN: US91911TAM53) (the “2022 Notes”), 6.875% Guaranteed Notes due 2036 (CUSIP: 91911TAH6 / ISIN: US91911TAH68) (the “2036 Notes”), 6.875% Guaranteed Notes due 2039 (CUSIP: 91911TAK9 / ISIN: US91911TAK97) (the “2039 Notes”) and 6.250% Guaranteed Notes due 2026 (CUSIP: 91911TAP8 / ISIN: US91911TAP84) (the “2026 Notes”), and Vale’s 5.625% Notes due 2042 (CUSIP: 91912EAA3 / ISIN: US91912EAA38) (the “2042 Notes,” and together with the 2022 Notes, 2036 Notes, 2039 Notes and 2026 Notes, the “Notes”). Upon the terms and subject to the conditions of the offer to purchase dated November 9, 2018 (the “Offer to Purchase”), the Offerors will only purchase up to a maximum aggregate principal amount of US$400,000,000 of 2022 Notes (the “2022 Tender Cap”) and up to a maximum aggregate principal amount of US$1,000,000,000 of Notes, including any 2022 Notes purchased (the “Maximum Principal Amount”). The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that the Offerors have accepted for purchase: Principal Principal Amount Outstanding Acceptance Priority Level Total Consideration (2) Amount Accepted for Purchase Approximate Proration Factor(3) Title of Security CUSIP / ISIN Nos 2022 Tender Cap(1) Principal Amount Validly Tendered 4.375% Guaranteed Notes due 2022 CUSIP: 91911TAM5 ISIN: US91911TAM53 US$1,469,049,000 US$400,000,000 1 US$1,024.00 US$661,259,000 US$400,000,000 60.5% 6.875% Guaranteed Notes due 2036 CUSIP: 91911TAH6 ISIN: US91911TAH68 US$2,409,315,000 N/A 2 US$1,148.75 US$1,154,340,000 US$600,000,000 52.0% 6.875% Guaranteed Notes due 2039 CUSIP: 91911TAK9 ISIN: US91911TAK97 US$1,594,805,000 N/A 3 US$1,160.00 US$770,436,000 US$0 0% 6.250% Guaranteed Notes due 2026 CUSIP: 91911TAP8 ISIN: US91911TAP84 US$2,000,000,000 N/A 4 US$1,093.75 US$1,091,868,000 US$0 0% 5.625% Notes due 2042 CUSIP: 91912EAA3 ISIN: US91912EAA38 US$520,405,000 N/A 5 US$1,008.75 US$129,103,000 US$0 0% (1) The 2022 Tender Cap applies to the aggregate principal amount, excluding any premium and accrued and unpaid interest, of 2022 Notes tendered that may be accepted for purchase. The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes. Total Consideration includes the early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase. The proration factor has been rounded to the nearest tenth of a percentage point for presentation purposes. (2) (3)

Because the purchase of Notes validly tendered in the Offers would cause the Offerors to purchase an aggregate principal amount of 2022 Notes in excess of the 2022 Tender Cap and an aggregate principal amount of Notes in excess of US$1,000,000,000, the Offerors have accepted for purchase (a) US$400,000,000 principal amount of 2022 Notes, equal to the 2022 Tender Cap; (b) US$600,000,000 principal amount of 2036 Notes; and (c) none of the 2039 Notes, 2026 Notes and 2042 Notes. Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase are entitled to receive the total consideration as set forth in the table above per US$1,000 principal amount of Notes tendered and accepted for purchase (the “Total Consideration”) and to receive accrued and unpaid interest (“Accrued Interest”) on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date (as defined below). The Offerors will pay holders of the 2022 Notes and 2036 Notes tendered on or prior to the Early Tender Date and accepted for purchase on a pro rata basis according to the proration procedures described in the Offer to Purchase. Given that the Offers are oversubscribed, holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account. Payment of the Total Consideration and Accrued Interest for the accepted and validly tendered Notes is expected to be made, subject to the terms and conditions of the Offer to Purchase, on November 29, 2018 (the “Early Settlement Date”). The Offers will expire at 11:59 p.m., New York City time, on December 10, 2018. The Offerors retained BB Securities Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco Bradesco BBI S.A., Credit Agricole Securities (USA) Inc. and HSBC Securities (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BB Securities Limited by telephone at +44 (207) 367-5803 (collect) or in writing at bbsettlements@bb.com.br, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (US toll free), Banco Bradesco BBI S.A. by telephone at +1 (212) 888-9145 (collect), Credit Agricole Securities (USA) Inc. by telephone at +1 (212) 261-7802 (collect) or +1 (866) 807-6030 (US toll free) and HSBC Securities (USA) Inc. by telephone at +1 (212) 525-5552 (collect) or +1 (888) HSBC-4LM (US toll free). This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers were made only by, and pursuant to the terms of, the Offer to Purchase. The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 27, 2018		Director of Investor Relations